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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                             (Amendment No. ___)*

                             NewsEdge Corporation
                             --------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)

                                 652 49 Q 10 6
                                 -------------
                                (CUSIP Number)


Lawrence S. Wittenberg, c/o Testa, Hurwitz & Thibeault, LLP, 125 High Street,
-----------------------------------------------------------------------------
Boston, MA 02110
----------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 7, 1999
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                              ---------------------
  CUSIP NO. 652 49 Q 10 6              13D              PAGE  2  OF  7  PAGES
            -------------                                    ---    ---
-------------------------                              ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald L. McLagan
      S.S.# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                  -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                  1,759,602
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,759,602 (subject to the restrictions set forth in
                          that certain Voting Agreement filed as Exhibit 2
                          to this Schedule 13D
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                 -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                          2,204,044

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                      12.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14                                     IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                     -------------------------
CUSIP No. 652 49 Q 10 6              13D          Page  3  of  7  Pages
          -------------                                ---    ---
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Item 1.  Security and Issuer.

   This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "NewsEdge Common Stock"), of NewsEdge Corporation, a Delaware corporation ("NewsEdge"). The principal executive offices of NewsEdge are located at 80 Blanchard Road, Burlington, MA 01803.

Item 2.  Identity and Background.

     (a) The name of the person filing this statement is Donald L. McLagan (the "Filer").

     (b) The business address of the Filer is NewsEdge Corporation, 80 Blanchard Road, Burlington, MA 01803.

     (c) The Filer is Chairman, Chief Executive Officer and a Director of NewsEdge.

     (d) During the past five years, the Filer has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Filer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) United States.

Item 3. Source and Amount of Funds.

   Pursuant to an Agreement and Plan of Merger and Reorganization dated December 7, 1999, (the "Merger Agreement"), among NewsEdge, RoweCom Inc., a Delaware corporation ("RoweCom") and RoweCom Merger Corporation, a Delaware corporation and wholly owned subsidiary of RoweCom (the "Merger Sub") and subject to the conditions set forth therein (including approval by stockholders of NewsEdge and RoweCom), Merger Sub will merge with and into NewsEdge and NewsEdge will become a wholly-owned subsidiary of RoweCom (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into NewsEdge with NewsEdge remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of NewsEdge Common Stock, other than shares owned by NewsEdge or RoweCom, NewsEdge or any of their respective subsidiaries, will be converted into the right to receive 0.26 of a share (the "Exchange Ratio") of RoweCom Common Stock, $.01 par value per share (the "RoweCom Common Stock"), and each outstanding option to purchase NewsEdge Common Stock under NewsEdge's stock option plans (each, a "NewsEdge Common Stock Option") will be assumed by RoweCom (each, an "Assumed Option") and will become an option to purchase that number of shares of RoweCom Common Stock as is equal (subject to rounding) to the number of shares of NewsEdge Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of NewsEdge Common Stock at which such NewsEdge Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded down to the nearest whole cent. The

--------------------------                     -------------------------
CUSIP No. 652 49 Q 10 6              13D          Page  4  of  7  Pages
          -------------                                ---    ---
--------------------------                      ------------------------

foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement for RoweCom to enter into the Merger Agreement and in consideration thereof, the Filer entered into a Voting Agreement dated as of December 7, 1999 with RoweCom, NewsEdge, Merger Sub and Dr. Richard R. Rowe (the "Voting Agreement") whereby the Filer agreed to vote all of the shares NewsEdge capital stock directly owned by him (i) in favor of approval and adoption of the Merger Agreement and the Merger and each of the transactions contemplated by the Merger Agreement that is submitted to a vote of NewsEdge's stockholders and (ii) against approval of any proposal made that would in any way impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated by the Merger Agreement. RoweCom did not pay additional consideration to the Filer in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4.  Purpose of Transaction.

     (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of RoweCom, with and into NewsEdge in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and NewsEdge will continue as the Surviving Corporation and as a wholly-owned subsidiary of RoweCom. Holders of outstanding NewsEdge Common Stock will receive, in exchange for each share of NewsEdge Common Stock held by them, 0.26 shares of RoweCom Common Stock. RoweCom will assume the outstanding options issued under NewsEdge stock option plans.

     The Filer has, by executing a Voting Agreement, agreed to vote 1,759,602 shares of NewsEdge Common Stock (the "Shares") as described below.

     Pursuant to the Voting Agreement, the Filer has agreed, at every NewsEdge stockholders meeting and on every action or approval by written consent of the NewsEdge stockholders, to vote the Shares (i) in favor of approval and adoption of the Merger Agreement and the Merger and each of the transactions contemplated by the Merger Agreement that is submitted to a vote of NewsEdge's stockholders and (ii) against approval of any proposal made that would in any way impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated by the Merger Agreement. In addition, the Filer has, by executing a Voting Agreement, executed and delivered to RoweCom a valid and binding irrevocable proxy granting RoweCom's Chief Executive Officer the authority to vote the Shares of NewsEdge capital stock in accordance with the preceding sentence. The Voting Agreement terminates upon the earlier of such date and time as the Merger shall become effective or the termination of the Merger Agreement in accordance with the terms thereof.

     The purpose of the transaction under the Voting Agreement is to enable NewsEdge and RoweCom to consummate the transactions contemplated under the Merger Agreement.

(c)  Not applicable.

(d) Upon consummation of the Merger, the directors and officers of the Surviving Corporation shall be those persons named in the Merger Certificate.

--------------------------                     -------------------------
CUSIP No. 652 49 Q 10 6              13D          Page  5  of  7  Pages
          -------------                                ---    ---
--------------------------                      ------------------------

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f)  Not applicable.

(g) Upon consummation of the Merger, the Certificate of Incorporation of NewsEdge will be amended and restated to read in its entirety as provided in the certificate of merger and as so amended and restated will be the Certificate of Incorporation of the Surviving Corporation. Upon consummation of the Merger, the Bylaws of NewsEdge will be amended and restated to read in their entirety as did the bylaws of Merger Sub in effect immediately prior to the Merger and as so amended and restated will be the Bylaws of the Surviving Corporation.

(h) - (i) If the Merger is consummated as planned, the NewsEdge Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

(j) Other than described above, the Filer knows of no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.

References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

     (a) The Filer is the beneficial owner of 2,204,044 shares of Common Stock or 12.3% of the class.

     (b) The Filer is the direct owner of 1,759,602 shares of Common Stock and the beneficial owner of 42,545 shares of Common Stock issuable pursuant to outstanding stock options exercisable within 60 days of December 7, 1999, over which he has granted, by executing the Voting Agreement, a valid and binding irrevocable proxy granting RoweCom's Chief Executive Officer the authority to vote such shares (i) in favor of each of the transactions contemplated by the Merger Agreement that is submitted to a vote of NewsEdge's stockholders and (ii) against approval of any proposal made that would in any way impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated by the Merger Agreement. In addition, the Filer has agreed, pursuant to the Voting Agreement, not to permit any transfer of such shares of Common Stock or any interest therein, except pursuant to the Merger or grant any authorization in or with respect to such shares of Common Stock, except for the Merger Agreement, or deposit such shares of Common Stock into a voting trust or enter into a voting agreement with respect to such shares of Common Stock. 444,442 shares of Common Stock are held in trust for the benefit of the Filer's two children, of which the Filer's wife is the sole trustee. The Filer does not have the power to vote or direct the vote or to dispose or to direct the disposition of such shares of Common Stock and disclaims beneficial ownership of such Shares.

     (c) The Filer gifted for no consideration 2,500 shares of the Common Stock on November 3, 1999.

     (d)  Not applicable.

--------------------------                     -------------------------
CUSIP No. 652 49 Q 10 6              13D          Page  6  of  7  Pages
          -------------                                ---    ---
--------------------------                      ------------------------

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
      With Respect to Securities of the Issuer

Other than the Voting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filer and RoweCom with respect to any securities of NewsEdge, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

          The following documents are filed as exhibits:

1. Agreement and Plan of Merger and Reorganization, dated December 7, 1999 by and among NewsEdge, Merger Sub, and RoweCom.

2. Form of Voting Agreement, dated December 7, 1999, among RoweCom, NewsEdge and the Filer.

--------------------------                     -------------------------
CUSIP No. 652 49 Q 10 6              13D          Page  7  of  7  Pages
          -------------                                ---    ---
--------------------------                      ------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 17, 1999             /s/ Donald L. McLagan
                              ------------------------
                              Donald L. McLagan